ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2006.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

September 30, 2006 and December 31, 2005

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$18,509,913	$7,961,050
Accounts receivable and prepaid expenses	924,986	497,530
Marketable securities (Note 2)	929,442	1,206,927
Inventory (Note 3)	274,768	274,768
TOTAL CURRENT ASSETS	20,639,109	9,940,275
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,222,272	1,240,806
RECLAMATION DEPOSIT	76,500	81,500
MINERAL PROPERTIES (Note 5)	6,243,505	5,104,174
TOTAL ASSETS	$28,181,386	$16,366,755

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$361,978	$186,548
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	741,631	566,201

SHAREHOLDERS’ EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 6)
43,201,674 shares – September 30, 2006
36,192,497 shares – December 31, 2005	45,616,931	31,639,259
Contributed surplus (Note 7)	4,005,531	2,659,154
Deficit accumulated during the exploration stage	(22,182,707)	(18,497,859)
TOTAL SHAREHOLDER’S EQUITY	27,439,755	15,800,554
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,181,386	$16,366,755

ON BEHALF OF THE BOARD:

“Duane Poliquin”

Duane Poliquin, Director

“James E. McInnes”

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

REVENUE
Interest income	$206,808	$16,938	$433,708	$58,249
Other income	115,710	58,791	132,172	112,362
	322,518	75,729	565,880	170,611

EXPENSES
General and administrative expenses (Schedule)	265,703	238,690	842,679	583,027
General exploration expenses	142,652	134,997	484,974	471,417
Write-down of interests in mineral properties	156,615	2,485	459,757	24,204
Stock option compensation	2,488,900	-	2,488,900	213,600
	3,053,870	376,172	4,276,310	1,292,248
	(2,731,352)	(300,443)	(3,710,430)	(1,121,637)
WRITE-DOWN OF MARKETABLE SECURITIES	(136,510)	(35,432)	(429,710)	(117,493)
INCOME ON MINERAL PROPERTY OPTIONS	196,080	689,423	294,506	806,472
GAIN (LOSS) ON SALE OF SECURITIES	45,726	20,010	253,421	117,740
GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-	-	10,995
FOREIGN EXCHANGE GAIN (LOSS)	6,012	(85,323)	(92,635)	(48,432)

NET (LOSS) GAIN	(2,620,044)	288,235	(3,684,848)	(352,355)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(19,562,663)	(17,740,994)	(18,497,859)	(17,100,404)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(22,182,707)	$(17,452,759)	$(22,182,707)	$(17,452,759)

NET (LOSS) GAIN PER SHARE Basic and fully diluted	$(0.06)	$0.01	$(0.09)	$(0.01)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	43,102,283	31,848,669	40,684,051	31,407,614

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net loss	$(2,620,044)	$288,235	$(3,684,848)	$(352,355)
Items not affecting cash
Depreciation	56,754	34,300	164,021	87,739
Gain on marketable securities	(45,726)	(20,010)	(253,421)	(117,740)
Write-down of marketable securities	136,510	35,432	429,710	117,493
Income on mineral property options	(196,080)	(689,423)	(294,506)	(806,472)
Write-down of interests in mineral properties	156,615	2,485	459,757	24,204
Stock-based compensation	2,488,900	-	2,488,900	213,600
Gain on sale of property, plant and Equipment	-	-	-	(10,995)
Changes in non-cash working capital Components
Accounts receivable and prepaid expenses	(427,259)	(37,001)	(427,456)	(65,092)
Accounts payable and accrued liabilities	168,352	51,278	175,430	200,734
Deferred exploration advances	-	364,183	-	364,183
	(281,978)	29,479	(942,413)	(344,701)

FINANCING ACTIVITIES
Issuance of shares – net of share issue costs	402,232	1,043,511	12,835,149	1,155,892

INVESTING ACTIVITIES
Reclamation deposit	-	-	5,000	-
Marketable securities
Purchases	-	-	(32,500)	-
Net proceeds	146,076	48,736	670,289	179,847
Property, plant and equipment
Purchases	(29,845)	(134,383)	(145,487)	(504,745)
Mineral properties
Costs	(1,115,180)	(763,345)	(1,918,757)	(1,352,006)
Net proceeds	-	73,369	77,582	187,722
	(998,949)	(775,623)	(1,343,873)	(1,489,182)

NET CASH (OUTFLOW) INFLOW	(878,695)	297,367	10,548,863	(677,991)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19,388,608	3,150,348	7,961,050	4,125,706

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,509,913	$3,447,715	$18,509,913	$3,447,715

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2005, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 accounts.

Certain comparative balances have been reclassified to conform to the current period financial statement presentation

2.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost or market. The market value of the securities as at September 30, 2006 was $1,194,177 (December 31, 2005 - $1,816,560).

3.

INVENTORY

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at September 30, 2006 is $1,064,241 (December 31, 2005 - $962,707).

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006			December 31, 2005
	Cost	Accumulated Depreciation	Net book Value	Net book value
Automotive equipment	$ 321,382	$ 173,241	$ 148,141	$ 125,046
Furniture and fixtures	138,932	98,674	40,258	16,904
Computer hardware	195,004	144,514	50,490	40,891
Computer software	34,061	20,139	13,922	13,355
Geological data library	65,106	33,972	31,134	36,529
Field equipment	236,600	127,778	108,822	97,637
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	19,482	5,196	14,286	8,411
Drill equipment	643,078	151,123	491,955	578,769
	$ 1,976,909	$ 754,637	$ 1,222,272	$ 1,240,806

At September 30, 2006 the mill equipment was not in use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES

	September 30, 2006	December 31, 2005
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$4,135,428	$3,359,078
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	282,335	212,254
PV 100% interest in mineral claims in British Columbia (Note 9)	22,249	121,937
Merit 100% interest in mineral claims in British Columbia	86,148	90,566
Nicoamen River 100% interest in mineral claims in British Columbia	37,546	48,665
Skoonka Creek 49% interest in mineral claims in British Columbia	1	33,006
MOR 100% interest in mineral claims in the Yukon Territory	31,524	31,524
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	58,529	39,339

Mexico
Caballo Blanco Option to purchase 40% interest in mineral claims in Veracruz State	546,905	542,955
Fuego 100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	90,207	90,207
Yago / La Sarda 100% interest in mineral claims in Nayarit State	1	1

Interests in various other mineral claims	952,631	534,641
	$6,243,505	$5,104,174

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES (Continued)

(a)

    Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking.   During the nine months ended September 30, 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”).  To earn a 60% interest in either or both of these properties, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(b)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.   During the nine months ended September 30, 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(c)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.   During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2010.  During the nine months ended September 30, 2006, Strongbow earned a 51% interest in the property by incurring exploration expenditures of $2,000,000 and issuing 600,000 shares to the Company. A Secondary Option to earn an additional 9% was terminated.

(d)

Caballo Blanco

In terms of the original agreement, to earn a 60% interest in the property, the Company had to issue a total of 200,000 shares and pay US$500,000 plus value added tax over four and a half years.  To earn the remaining 40% interest, the Company had to pay an additional US$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% net smelter return (“NSR”).  The Company could have reduced this NSR to 1.5% for a fixed payment of US$2,000,000 plus value added tax payable equally over 10 years.

The agreement was amended in January 2003.  To earn a 100% interest, the Company must issue a total of 200,000 common shares and must pay US$668,500 plus value added tax by February 26, 2007.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000 plus value added tax.  As at September 30, 2006, the Company had issued the required 200,000 common shares and paid US$458,500 of this obligation.

During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”). To earn a 60% interest, Comaplex had to keep the property in good standing and incur exploration expenditures totalling US$2,000,000 by January 16, 2007. During the nine months ended December 31, 2006, Comaplex completed the earn-in requirements.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES (Continued)

(e)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim, subject to a 2% NSR. During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”) which was amended during 2005.  To earn an initial 51% interest, Hawkeye had to issue 850,000 shares and pay $45,475, maintain the property in good standing, incur exploration expenditures of US$2,000,000 and issue 400,000 shares to the Company by April 2008.  During the nine months ended September 30, 2006, Hawkeye abandoned its option on the property.

(f)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During the nine months ended September 30, 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”).  To earn a 60% interest, Pinnacle must incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.

6.

SHARE CAPITAL

(a)

The changes in issued shares since December 31, 2005 to September 30, 2006 are as follows:

	Number	Amount

Balance, December 31, 2005	36,192,497	$31,639,259
For cash pursuant to a private placement	327,572	792,507
For cash on exercise of share purchase warrants	5,568,605	11,082,959
For cash on exercise of stock options	1,113,000	873,558
Contributed surplus on exercise of share purchase warrants	-	883,000
Contributed surplus on exercise of stock options	-	345,648

Balance, September 30, 2006	43,201,674	$45,616,931

The Company issued 325,000 units on July 21, 2006 on a private placement basis at a price of $2.80 per share, after incurring issue costs of $38,570.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $3.00 per share until July 21,2008.  The fair value of the warrants issued as part of the private placement of $86,125 was allocated to contributed surplus.  Also, 2,752 flow-through common shares were issued to an agent in consideration of their services.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

(b)    Warrants

	Number of warrants	Expiry date	Exercise price range

Outstanding, December 31, 2005	5,572,855	June 30, 2006 to September 18, 2008	$1.75 to 2.25
Granted	162,500	July 21, 2008	$3.00
Exercised	(5,568,605)	-	$1.75 to 2.25
Outstanding, September 30, 2006	166,750	November 16, 2007 to July 21, 2008	$1.78 to 3.00

The fair value of the warrants issued during the nine months ended September 30, 2006 was estimated at $86,125 (see Note 7) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.15%; expected life of 1.75 years; dividend rate of 0%; and volatility of 45.3%.

At September 30, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Expiry date	Exercise price range

4,250	November 16, 2007	$1.78
162,500	July 21, 2008	$3.00
166,750

(c)    Options

The Company has a stock option plan which permits the issuance of options up to a maximum of 10% of           the Company’s issued share capital.  At September 30, 2006, the Company had reserved 242,375stock options that may be granted.  All options granted during the nine months ended September 30, 2006 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.      SHARE CAPITAL (Continued)

(c)     Options (continued)

The following table presents the outstanding options as at September 30, 2006 and changes during the period:

Fixed options	Shares	Weighted average exercise price

Outstanding at December 31, 2005	3,921,483	$ 1.03
Granted	2,005,000	1.70
Exercised	(1,113,000)	0.78
Outstanding and exercisable at September 30, 2006	4,813,483	$ 1.37

The following table summarizes information about stock options outstanding at September 30, 2006:

Options outstanding and exercisable
Number	Expiry	Exercise
Of shares	date	Price

335,792	February 28, 2007	$ 0.55
50,000	September 5, 2007	2.92
310,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,202,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
1,840,000	July 6, 2011	2.50
4,813,483

The weighted average grant date fair value of 1,855,000 stock options granted on July 6, 2006 was $1.28. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.49%; expected life of 4 years; expected volatility of 54.5%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on July 6, 2006 was $0.81.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.42%; expected life of 2 years; expected volatility of 44.3%; and expected dividends of $Nil.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

(c)     Options (continued)

The weighted average grant date fair value of 50,000 stock options granted on September 5, 2006 was $0.67.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.2%; expected life of 1 year; expected volatility of 49.1%; and expected dividends of $Nil.

7.

CONTRIBUTED SURPLUS

Balance, December 31, 2005	$ 2,659,154
Stock-based compensation on issue of options	2,488,900
Fair value of warrants granted during the period	86,125
Exercise of stock options	(345,648)
Exercise of share purchase warrants	(883,000)

Balance, September 30, 2006	$ 4,005,531

8.      RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the founding shareholder of the Company was paid $90,000 for technical services and $27,075 for general and administrative services during the nine months ended September 30, 2006.

A company controlled by a relative of the founding shareholder of the Company was paid $72,000 for geological services during the nine months ended September 30, 2006.

An officer of the Company was paid $56,293 for professional services rendered during the nine months ended September 30, 2006.

Accounts payable at September 30, 2006 included $44,700 due to related companies.

9.      SUBSEQUENT EVENTS

 PV Property

The Company acquired the PV claims by staking.   During 2004, the Company entered into an agreement with Consolidated Spire Ventures Inc. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures of $1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.  During October 2006, Spire advised that it had earned a 60% interest and the Company agreed to sell Spire the remaining 40% interest for a total of three million shares - two million shares down, one million shares in one year, a 2% NSR and one million shares on start of production.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Nine Months Ended September 30,
	2006	2005

Bank charges and interest	$8,488	$4,862
Depreciation	164,021	87,739
Insurance	44,966	6,362
Office and licenses	132,049	111,298
Professional fees	148,317	100,904
Regulatory compliance	30,606	-
Rent	100,113	81,877
Stock exchange fees	56,932	66,408
Telephone	9,925	9,085
Transfer agent fees	18,977	13,041
Travel and promotion	128,285	101,451
	$842,679	$583,027